Exhibit 99.3

Dear Bonterra Energy Shareholder,

On behalf of the board of directors of Obsidian Energy Ltd. (“Obsidian Energy”), I recommend you review and accept our compelling share offer (the “Offer”) to acquire all of the issued and outstanding shares of Bonterra Energy Corp. (“Bonterra”). Our Offer is two common shares of Obsidian Energy for each Bonterra common share tendered. Additional details regarding the Offer are included in the accompanying offer to purchase and take-over bid circular (the “Offer and Circular”).

Our Offer is open for acceptance until 5 p.m. Mountain Standard Time (7 p.m. Eastern Standard Time) on Monday, January 4, 2021. Please carefully consider this Offer and read the enclosed Offer and Circular, which contains important information regarding Obsidian Energy and the terms and conditions of the Offer.

Obsidian Energy believes that the Offer represents a unique and compelling opportunity for Bonterra shareholders to be a significant part of a larger, well-positioned Cardium leader, with a far superior future than they could achieve on a stand-alone basis. By combining our companies, Bonterra shareholders can benefit from being part of a stronger, Cardium-focused company, with a lower cost structure and improved capital efficiency, generating substantially more free cash flow than either company could alone. With increased cash flow available to accelerate debt repayment, the combined entity could achieve an improved financial position and create a clear path to significant share price appreciation. Obsidian Energy believes that it is in the best interests of Bonterra shareholders to accept our Offer. The benefits of this transaction for Bonterra shareholders include:

•	Creates the Cardium Champion with enhanced scale and capital markets relevance

•	Accretive across all equity metrics resulting in the potential for significant per share value appreciation to the benefit of both Bonterra and Obsidian Energy shareholders

•	Up to C$100 million expected in identified financial, operational and other synergies over the first three years resulting in significantly improved free cash flow

•	The re-introduction of a monthly dividend payment after an appropriate level of debt repayment

•	Retain significant upside to higher commodity prices through continued participation with a 48% pro forma ownership in a stronger combined company

•	An outcome far superior to what Bonterra can achieve on a stand-alone basis

While we remain hopeful that the Bonterra board of directors will engage with us, we have determined that the best way to realize the substantial benefits of this transaction is to take our Offer directly to you, to allow you to decide the future of your investment.

TO CREATE THE CARDIUM CHAMPION: TENDER YOUR SHARES TODAY

Details on how to accept the Offer are contained in the Offer and Circular and accompanying documents. Bonterra shareholders with any questions or who require assistance in depositing Bonterra shares to the Offer should contact our information agent and depositary for the Offer, Kingsdale Advisors, by telephone at 1-888-564-7333 (North American Toll Free Number) or 1-416-867-2272 (outside North America), or by e-mail at contactus@kingsdaleshareholder.com.

We hope you will accept our compelling Offer and join us as a shareholder in a stronger, combined Canadian energy company.

Sincerely,

Stephen E. Loukas

Interim President and Chief Executive Officer

Obsidian Energy Ltd.